IPALCO ENTERPRISES, INC.
One Monument Circle
Indianapolis, IN  46204

November 1, 2011
VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549
Attention: Chris Chase

Re:	IPALCO Enterprises, Inc.
Registration Statement on Form S-4
File No. 333-177234

Dear Mr. Chase:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, IPALCO Enterprises, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 9:00 a.m. (EDT) on Thursday, November 3, 2011, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, IPALCO ENTERPRISES, INC.
By:	/s/ Kelly M. Huntington
	Name:	Kelly M. Huntington
	Title:	Senior Vice President and Chief Financial Officer